MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524

13 December 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10 December 2004, the Company filed with the London Stock Exchange an announcement regarding the Bondholders Meeting.

Very truly yours,

pp Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

10 December 2004

MyTravel Group plc
Bondholders meeting

MyTravel Group plc announces that the bondholders meeting held today, to consider a resolution approving the terms for conversion of the bonds into MyTravel equity as part of the company's consensual restructuring proposal, lacked the necessary quorum and has therefore been adjourned to 29 December . A notice of adjournment and reconvening of the meeting is being posted to bondholders today. MyTravel will implement the restructuring pursuant to the scheme of arrangement if the scheme is sanctioned by the court at the hearing scheduled for 20 December. The company will then withdraw the resolution to approve the consensual restructuring proposal.

Ends

Enquiries:

Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum